# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Smart Share Global Ltd, CIK 0001834253
CUSIP: 83193E102
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335
Date of event which requires filing of this statement: 08/13/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001510589
Persons authorized to receive notices and communications: Richard A. Hornung, Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands (E9), KY1-9006, 656-603-0860

## Reporting persons
- HHLR ADVISORS, LTD.: type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 62,367,293; sole dispositive power 0; shared dispositive power 62,367,293; aggregate amount beneficially owned 62,367,293 (14.4% of the class)
  Comment: Rows 8, 10, and 11 represent (i) 3,949,700 ADSs (as defined below) representing 7,899,400 Class A Ordinary Shares (as defined below) held by a fund managed by HHLR (as defined below) and (ii) 54,467,893 Class A Ordinary Shares held by a fund managed by HIM (as defined below). HHLR and HIM are under common control and share certain policies, personnel and resources.
  
  Row 13 is calculated based on an aggregate of 433,223,191 Class A Ordinary Shares reported to be issued and outstanding as of July 31, 2025, as disclosed in the Agreement and Plan of Merger dated as of August 1, 2025 filed as an exhibit to the Issuer's Form 6-K filed with the U.S. Securities and Exchange Commission on August 1, 2025 (the "Form 6-K").
- HILLHOUSE INVESTMENT MANAGEMENT, LTD. (CIK 0001510589): type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 62,367,293; sole dispositive power 0; shared dispositive power 62,367,293; aggregate amount beneficially owned 62,367,293 (14.4% of the class)
  Comment: Rows 8, 10, and 11 represent (i) 3,949,700 ADSs (as defined below) representing 7,899,400 Class A Ordinary Shares (as defined below) held by a fund managed by HHLR (as defined below) and (ii) 54,467,893 Class A Ordinary Shares held by a fund managed by HIM (as defined below). HHLR and HIM are under common control and share certain policies, personnel and resources.
  
  Row 13 is calculated based on an aggregate of 433,223,191 Class A Ordinary Shares reported to be issued and outstanding as of July 31, 2025, as disclosed in the Form 6-K.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Smart Share Global Ltd
Address of issuer's principal executive offices: 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335
Comment:
This statement on Schedule 13D (the "Schedule 13D") relates to the Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares"), including Class A Ordinary Shares in the form of American depositary shares ("ADSs"), evidenced by American depositary receipts, each representing two Class A Ordinary Shares, of Smart Share Global Limited, an exempted company incorporated under the laws of the Cayman Islands (the "Issuer"). The address of the Issuer's principal executive office is 6th Floor, 799 Tianshan W Road, Changning District, Shanghai 200335, People's Republic of China.

The Issuer's ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value $0.0001 per share (the "Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Shares").

The Issuer's ADSs are quoted on the Nasdaq Capital Market under the symbol "EM".

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by HHLR Advisors, Ltd., an exempted Cayman Islands company ("HHLR") and Hillhouse Investment Management, Ltd., an exempted Cayman Islands company ("HIM"). The foregoing persons are hereinafter sometimes each referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons." HHLR acts as the sole management company of HHLR Fund, L.P. ("HHLR Fund"). HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the ADSs (including Class A Ordinary Shares represented by such ADSs) held by HHLR Fund. HIM acts as the sole management company of Hillhouse Fund III, L.P. ("Fund III"). Fund III owns HH RSV-XXII Holdings Limited ("HH RSV"). HIM is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Ordinary Shares held by HH RSV. HHLR and HIM are under common control and share certain policies, personnel and resources. Accordingly, each of HHLR and HIM reports on this Schedule 13D that it has shared voting and dispositive power of the Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) beneficially owned by each of HHLR and HIM.
Residence or business address: The address of the business office of each of the Reporting Persons is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.
Present principal occupation or employment: The principal business of the Reporting Persons is investment management.
Criminal convictions in the last five years: Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Persons are incorporated in the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Items 4 and 5 of this Schedule 13D is incorporated herein by reference.

The source of the funds used by the Reporting Persons to acquire 62,367,293 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) prior to and in the initial public offering of the Issuer was investment funds managed by the Reporting Persons and their affiliates.

The Reporting Persons anticipate that an aggregate amount of approximately US$318 million will be expended in acquiring all outstanding Shares and ADSs not already beneficially owned by the Reporting Persons (other than the Shares and ADSs held by management members which will be rolled over) at US$1.77 per ADS or US$0.885 per Share in cash.

It is anticipated that the purchase of the outstanding Shares and ADSs not already beneficially owned by the Reporting Persons (other than the Shares and ADSs held by management members which will be rolled over) will be funded solely through investment funds managed by the Reporting Persons and their affiliates, and no third party equity or debt financing is required.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired 62,367,293 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) prior to and in the initial public offering of the Issuer. The Reporting Persons previously reported their beneficial ownership of these Class A Ordinary Shares on Schedule 13G, and are now filing this Schedule 13D in connection with the Competing Proposal (as defined below) described in Item 4 below.

On January 6, 2025, the Issuer announced that it had received a preliminary non-binding proposal letter, dated January 5, 2025, from Trustar Mobile Charging Holdings Limited, Mr. Mars Guangyuan Cai, Mr. Peifeng Xu, Mr. Victor Yaoyu Zhang, and Ms. Maria Yi Xin (collectively, the "Consortium"), to acquire all of the outstanding Shares that are not already beneficially owned by the Consortium for a proposed purchase price of US$0.625 per Class A Ordinary Share or US$1.25 per ADS (the "Current Price") in cash (the "January Proposal").

Subsequent to the January Proposal, on February 12, 2025, the Reporting Persons, the second largest shareholder and long-term investors of the Issuer since 2017, delivered a letter (the "February Letter") to the board of directors of the Issuer expressing their fundamental disapproval of the January Proposal, citing that the Current Price substantially undervalues the Issuer and raising concerns about the circumstances surrounding the January Proposal and the independence of the special committee of the board of directors of the Issuer (the "Special Committee").

Thereafter, the Reporting Persons had a few sporadic conversations with management members regarding the January Proposal, but the Special Committee and its advisors did not engage with the Reporting Persons at all. On August 1, 2025, the Issuer announced that it had entered into a definitive merger agreement (the "Merger Agreement") with the affiliates of the Consortium, pursuant to which the Issuer will be taken private at the Current Price, implying an equity value of the Issuer of approximately US$327 million (on a fully-diluted basis). The Merger Agreement did not address the concerns raised, or include the safeguards proposed, by the Reporting Persons in the February Letter.

Deeply incensed by the grossly inadequate merger consideration and the disregard for the interests of the public shareholders, on August 13, 2025, HIM submitted a competing proposal (the "Competing Proposal") to the Special Committee to acquire all of the outstanding Shares and ADSs not already beneficially owned by the Reporting Persons (other than the Shares and ADSs held by management members which will be rolled over) for US$1.77 per ADS or US$0.885 per Share (the "Purchase Price") in cash (the "Proposed Acquisition"), which values the Issuer at approximately US$450 million (based on the total number of outstanding Shares and ADS and not including options or other equity-based awards). The Purchase Price represents a premium of approximately 42% over the Current Price. The Reporting Persons expect to fund the Proposed Acquisition solely through investment funds managed by the Reporting Persons and their affiliates, and no third party equity or debt financing is required. The Reporting Persons believe the Competing Proposal offers superior value and greater deal certainty to the Issuer's shareholders and therefore constitutes a "Superior Proposal" under the Merger Agreement.

References to the Competing Proposal in this Schedule 13D are qualified in their entirety by the text of the Competing Proposal, which is attached hereto as Exhibit 1 and incorporated herein by reference.

The Proposed Acquisition may result in one or more of the actions specified in clauses (a) to (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the ADSs and the Class A Ordinary Shares from the Nasdaq Capital Market and the Class A Ordinary Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

The Reporting Persons intend to continuously review their investment in the Issuer, and, notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. The Reporting Persons and their affiliates may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, exchanging information with the Issuer or other third parties; proposing changes in the Issuer's operations, management, board of directors, governance or capitalization; acquiring additional securities of the Issuer or disposing of some or all of the securities beneficially owned by it, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the economic exposure of the Reporting Persons with respect to their investment in the Issuer and/or otherwise changing the Reporting Persons' (or their affiliates') intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Competing Proposal and the Proposed Acquisition are subject to the execution of definitive agreements mutually acceptable to the Issuer and HIM and its affiliates.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 2, 3 and 4 of this Schedule 13D is incorporated herein by reference.

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons currently beneficially own an aggregate of 62,367,293 Class A Ordinary Shares, or 14.4% of the Class A Ordinary Shares of the Issuer. The foregoing amount and percentage ownership of Class A Ordinary Shares represent the combined beneficial ownership of the Reporting Persons. The Reporting Persons share the power to vote or direct the vote and dispose of or direct the disposition of Class A Ordinary Shares referred to in this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a).
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, no Reporting Person has effected any transaction in Shares and ADSs in the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Letter to the Special Committee of the Board of Directors of Smart Share Global Limited, dated August 13, 2025.

## Signatures
- HHLR ADVISORS, LTD.: /s/ Audrey Woon, Audrey Woon, Chief Compliance Officer (08/20/2025)
- HILLHOUSE INVESTMENT MANAGEMENT, LTD.: /s/ Audrey Woon, Audrey Woon, Chief Compliance Officer (08/20/2025)